EXHIBIT I

TEEKAY OFFSHORE PARTNERS L.P. Bayside House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE
TEEKAY OFFSHORE PARTNERS L.P. DECLARES DISTRIBUTION

Nassau, The Bahamas, February 4, 2008– Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P., has declared a cash distribution of $0.40 per unit for the quarter ended December 31, 2007, an increase of $0.015 per unit, or 3.9%, from the third quarter of 2007.  Teekay Offshore Partners L.P.’s quarterly distributions have increased by 14% since its initial public offering in December 2006.  The cash distribution is payable on February 14, 2008 to all unitholders of record on February 8, 2008.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P., a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK), is an international provider of marine transportation and storage services to the offshore oil industry. Teekay Offshore Partners owns a 26.0% interest in and controls Teekay Offshore Operating L.P., a Marshall Islands limited partnership with a fleet of 36 shuttle tankers (including 12 chartered-in vessels), four floating storage and offtake units (FSO) and nine conventional crude oil Aframax tankers. In addition, Teekay Offshore Partners L.P. has direct ownership interests in two shuttle tankers and one FSO.  Teekay Offshore Partners also has rights to participate in certain floating production, storage and offloading (FPSO) opportunities.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:
Dave Drummond
Tel:  +1 (604) 609-6442

For Media enquiries contact:
Alana Duffy
Tel:  +1 (604) 844-6605
Web site:  www.teekayoffshore.com

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